EXHIBIT 4.6

Dear,	«FirstName» «LastName»:

  ADDRESS

On April 28, 2006 (the “Effective Date”) Microsemi Corporation (“Microsemi”) acquired Advanced Power Technology, Inc. (“APT”) (the “Acquisition”) and on the Effective Date you held one or more outstanding options to purchase shares of APT Common Stock granted to you under APT’s 1995 Stock Option Plan or APT’s 2005 Equity Incentive Plan (collectively, the “APT Stock Option Plans”). Pursuant to the Merger Agreement, on the Effective Date, Microsemi assumed all obligations of APT under your outstanding option (or options as listed below). This Option Assumption Agreement (the “Agreement”) evidences the terms of Microsemi’s assumption of an option (or options) to purchase APT Common Stock granted to you under the APT Stock Option Plans (the “APT Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and APT (the “Option Agreement(s)”), including the necessary adjustments for assumption of the APT Option(s) that are required by the Acquisition.

Terms used herein and not defined herein shall have the meaning set forth in the Agreement and Plan of Merger dated November 2, 2005, by and among Microsemi, APT Acquisition Corp., a wholly owned subsidiary of Microsemi, and APT, as amended by the Amendment No. 1 to Agreement and Plan of Merger dated April 25, 2006 (the “Merger Agreement”).

The table below summarizes your APT Option(s) immediately before the Acquisition and your Assumed APT Options after the Acquisition:

APT OPTION					ASSUMED APT OPTION
Grant Date	Option Plan	Option Type	Exercise Price per share	Options outstanding	No. of Shares of Microsemi Stock	Exercise Price per Share
«GrantDate»	«OptionPlan»-	«Option Type »	$«APT Price»	«Options outstanding»	«Microsemi Shares»	$«Microsemi Price»

The post-Acquisition adjustments are based on the Implied Exchange Ratio of 0.5082 (as determined in accordance with the terms of the Merger Agreement, which is based on the Exchange Ratio and increased by an amount that accounts for the value of the Cash Component in terms of Microsemi Common Stock) and are intended to: (i) assure that the total spread of your assumed APT Option(s) ( i.e. , the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under federal tax laws. The number of shares of Microsemi Common Stock subject to your assumed APT Option(s) was determined by multiplying the Implied Exchange Ratio by the number of shares remaining subject to your APT Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Microsemi Common Stock. The exercise price per share of your assumed APT Option(s) was determined by dividing the exercise price per share of your APT Option(s) by the Implied Exchange Ratio and rounding the resulting quotient up to the next whole cent.

All references in the Option Agreement(s) and the APT Stock Option Plans relating to your status as an employee of APT will now be deemed to refer to your status as an employee of Microsemi or any present or future Microsemi subsidiary.

The expiration date of your assumed APT Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. All other provisions which govern either the exercise or the termination of your assumed APT Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Microsemi Common Stock. Upon termination of your employment with Microsemi you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed APT Option(s) to the extent vested and outstanding at the time of termination after which time your assumed APT Option(s) will expire and NOT be exercisable for Microsemi Common Stock.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Microsemi’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Microsemi will be governed by the terms of the Microsemi stock option plan under which such options are granted, and such terms may be different from the terms of your assumed APT Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Option Assumption Agreement and, at your earliest opportunity, return it to Microsemi Corporation at the following address:

Microsemi Corp. – Power Products Group

Attn: Accounting Department, attention: Brent Balderston

Address 405 SW Columbia Street, Bend, Oregon 97702

Telephone: 541-382-8028

Fax: 541-389-1241

(SIGNATURE PAGE FOLLOWS)

SIGNATURE

Until your fully executed Acknowledgment (attached to this Agreement) is received by Microsemi Corporation’s Stock Administration Department your Microsemi account will not be activated. If you have any questions regarding this Agreement or your assumed APT Option(s), please contact Dave Sonksen, Chief Financial Officer at (949) 221-7100, or Brent Balderston, Microsemi Corp. – Power Products Group, Controller at (541) 382-8028.

Microsemi Corporation

By:	/s/ James J. Peterson
Name:	James J. Peterson
Title:	President & Chief Executive Officer
Address 2381 Morse Ave., Irvine, California 92614
Telephone: 949-221-7100
Fax: 949-756-2087
Email: jpeterson@microsemi.com

(ACKNOWLEDGMENT PAGE FOLLOWS)

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed APT Option(s) listed on the table above are hereby assumed by Microsemi and are as set forth in the Option Agreement(s) for such assumed APT Option(s), the APT Stock Option Plans and this Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

Dated:	, 2006

OPTIONEE:

By:
Name:
Address
Telephone:
Fax:
Email: